EXHIBIT 99.7
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AT THE TRUST
Robert G. Higgins                      Investor Relations
First Vice President, General Counsel  L.G. Schafran - Chairman and
630-218-7255                           Interim CEO/President
bhiggins@banyanreit.com                630-218-7250
                                       ir@banyanreit.com


FOR IMMEDIATE RELEASE
WEDNESDAY, MAY 1, 2002



   BANYAN STRATEGIC REALTY TRUST CLOSES SALE OF RIVERPORT PROPERTY;
      ANNOUNCES $0.30 PER SHARE INTERIM LIQUIDATING DISTRIBUTION


OAK BROOK, ILLINOIS - MAY 1, 2002 - Banyan Strategic Realty Trust
(Nasdaq: BSRTS) today announced that it has completed the sale of its Louisville, Kentucky property, known as 6901 Riverport Drive, for a gross purchase price of $5.65 million. The purchaser is Riverport LLC and Riverport Group LLC, each of which is a Florida limited liability company, whose principals include Daniel Smith of Charlotte, North Carolina. Mr. Smith previously managed properties owned by the Trust in Florida and jointly owned with the Trust the Woodcrest property in Tallahassee, Florida.

The Riverport property is a 322,000 square foot bulk warehouse facility located in the Riverport Industrial area of suburban Louisville. It is currently 55% leased by The Apparel Group, Ltd., whose lease expires in July of 2004. The remaining 146,000 square feet are unoccupied.

The gross purchase price of $5.65 million represents an effective reduction of $400,000 from the original contract price of $6.05 million. The reduction resulted from a $100,000 credit for deferred maintenance items discovered by the purchaser during its inspection period, and the conversion (at no additional cost to the Trust) of a $300,000 fee due to the purchaser at closing, pursuant to the original contract, into a purchase price reduction.

Upon closing, Banyan discharged its outstanding municipal bond indebtedness ($3.40 million). Banyan also paid $140,000 in real estate commissions, closing costs, prorations and transaction expenses. Banyan realized approximately $2.11 million in net proceeds from the sale, or approximately $0.135 per share.

Banyan also announced that consistent with its Plan of Termination and Liquidation adopted on January 5, 2001, and by reason of the receipt of proceeds from the sale of University Square Business Center on April 1, 2002 and the sale of the Riverport property today, the Trust will make an interim liquidating distribution of $0.30 per share on May 31, 2002 to shareholders of record as of May 16, 2002. Giving effect to the distribution announced today, the Trust will have made total distributions of $5.25 per share since adopting the Plan of Termination and Liquidation.

Banyan is marketing for sale its interest in its one remaining property, The Northlake Tower Festival Mall in Atlanta, Georgia. The company recently acquired the interest of its joint venture partner in this property and now owns and controls the property outright.






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BANYAN STRATEGIC REALTY TRUST
ADD 1




L.G. Schafran, Interim President and CEO of Banyan, commenting upon the Riverport transaction said, "We are pleased to announce the completion of the Riverport sale, which furthers our Plan of Termination and Liquidation adopted in January of 2001. We are similarly pleased to announce the $0.30 liquidating distribution associated with this transaction and the sale of University Square in April. By combining the proceeds from these two transactions, we reduced the administrative expenses associated with making this distribution."


NASDAQ DELISTING

Banyan previously announced that on February 14, 2002, it was notified by Nasdaq that because the minimum bid price for Banyan's shares of beneficial interest closed below $1.00 per share for the preceding thirty consecutive trading days, Banyan's shares faced delisting. Nasdaq has advised that the bid price must close at $1.00 or more per share for ten or more consecutive trading days, between the notification date and May 15, 2002, for delisting to be avoided. If this criterion is not met, the shares would be delisted, subject to Banyan's right of appeal. Since February 14, 2002, the closing price of Banyan's shares has averaged $0.70 per share and it is not anticipated that the share price will exceed $1.00 before May 15, 2002. Banyan is currently looking into alternatives in order to provide a continued market for the exchange of its shares.

Banyan Strategic Realty Trust is an equity Real Estate Investment Trust
(REIT) that, on January 5, 2001, adopted a Plan of Termination and Liquidation. On May 17, 2001, the Trust sold approximately 85% of its portfolio in a single transaction. Other properties were sold on April 1, 2002 and May 1, 2002. Banyan now owns a leasehold interest in one (1) real estate property located in Atlanta, Georgia, representing approximately 9% of its original portfolio. As of this date, the Trust has 15,496,806 shares of beneficial interest outstanding.

Except for the historical information contained herein, certain matters discussed in this release are forward-looking statements, the achievement of which involve risks and uncertainties such as the sale of the Trust's remaining property, the amount of the remaining liquidating distributions, the outcome of pending litigation and other risks and uncertainties that are detailed from time to time in the Trust's reports filed with the Securities and Exchange Commission, including the report on Form 10-K for the year ended December 31, 2001, which was filed with the Securities and Exchange Commission on March 21, 2002. Without limitation, the foregoing words such as "anticipates", "expects", "intends", "plans", and similar expressions are intended to identify forward-looking statements.






          See Banyan's Website at http://www.banyanreit.com.


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